Exhibit (a)(1)(b)

EXAR CORPORATION

OFFER TO EXCHANGE OPTIONS

ELECTION FORM

Before signing this election form, please make sure you have received, read and understand the documents that make up this offer, including: (1) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003 (the “offer to exchange”); (2) this election form; and (3) the withdrawal form (collectively, the “offer documents”). Exar Corporation has offered eligible employees who hold eligible stock options the opportunity to exchange such options for new options (the “offer”), with exercise prices as set forth in Section 9 of the offer to exchange. The offer is subject to the terms of the offer documents, as they may be amended. The offer expires at 5:00 p.m., Pacific time, on September 25, 2003, unless extended. PLEASE FOLLOW THE INSTRUCTIONS ATTACHED TO THIS FORM.

In accordance with the terms outlined in the offer documents, the number of new options you receive will be based on the exchange ratios set forth in Section 2 of the offer to exchange. If you participate in the offer, you must exchange all outstanding options granted to you by Exar Corporation with exercise prices equal to or greater than $26.00 per share and all outstanding options granted to you by Exar Corporation since February 27, 2003, regardless of exercise price. All new options will be subject to a new vesting schedule, as set forth in Section 9 of the offer to exchange. You will lose your rights to all exchanged options that are cancelled under the offer. Your cancelled options will not be reinstated and you will not receive new options if you do not continue to be a regular, full-time, U.S.-resident employee of Exar through the new option grant date, which is expected to be March 29, 2004.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in the offer, please indicate your election by checking the box below and completing and signing this election form. Please be sure to follow the instructions, which are attached.

You may withdraw this election by submitting a properly completed and signed withdrawal form prior to the expiration date, which will be 5:00 p.m., Pacific time, September 25, 2003, unless extended.

☐    Yes, I wish to tender for exchange all outstanding options granted to me by Exar Corporation with exercise prices equal to or greater than $26.00 per share and all outstanding options granted to me by Exar Corporation on or after February 27, 2003, regardless of exercise price.

Employee Signature	Employee ID Number

Employee Name (Please print)	Email Address Date and Time

RETURN TO GENE ROBLES VIA FAX AT (510) 668-7011 OR HAND DELIVER IT TO GENE ROBLES AT EXAR CORPORATION, 48720 KATO ROAD, FREMONT, CA 94538 NO LATER THAN 5:00 P.M., PACIFIC TIME, ON SEPTEMBER 25, 2003

EXAR CORPORATION

OFFER TO EXCHANGE OPTIONS

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form.

A properly completed and signed original of this election form (or a facsimile of it) must be received by Gene Robles either via hand delivery at Exar Corporation, 48720 Kato Road, Fremont, CA 94538, or via facsimile at (510) 668-7011, on or before 5:00 p.m., Pacific time, on September 25, 2003 (the “expiration date”). If Exar Corporation (“Exar” or the “Company”) extends the offer to exchange eligible options (the “offer”), the election form must be received by Gene Robles by the date and time of the extended expiration of the offer.

The delivery of all required documents, including the election form, is at your risk. Delivery will be deemed made only when actually received by Gene Robles at Exar. You may hand deliver your election form to Gene Robles at Exar Corporation, 48720 Kato Road, Fremont, CA 94538, or you may fax it to Gene Robles at facsimile number (510) 668-7011. In all cases, you should allow sufficient time to ensure timely delivery. Exar intends to confirm the receipt of your election form within two (2) business days. If you have not received such a confirmation of receipt, it is your responsibility to ensure that your election form has been received by September 25, 2003.

The Company’s receipt of your election form is not by itself an acceptance of your eligible options for exchange. For purposes of the offer, Exar will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Exar gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication.

Exar will not accept any alternative, conditional or contingent tenders. Although it is the Company’s intent to send you a confirmation of receipt of this election form, by signing this election form, you waive any right to receive any notice of the receipt of the tender of your options, except as provided for in the Offer to Exchange Certain Outstanding Options for New Options (the “offer to exchange”). Any confirmation of receipt sent to you will merely be a notification that the Company has received your election form and does not mean that your options have been cancelled. Your options that are accepted for exchange will be cancelled on the first business day following the expiration of the offer, which cancellation is scheduled to be September 26, 2003.

2. Withdrawal.

Tenders of eligible options may be withdrawn at any time before 5:00 p.m., Pacific time, on September 25, 2003. If Exar extends the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, although the Company currently intends to accept your validly tendered options promptly after the expiration of the offer, if it has not accepted your options by 9:00 p.m., Pacific time, on October 22, 2003, you may withdraw your tendered options at any time thereafter. To withdraw tendered options you must deliver a signed and dated withdrawal form, with the required information, to Gene Robles via hand delivery at Exar Corporation, 48720 Kato Road, Fremont, CA 94538 or fax at (510) 668-7011 before 5:00 p.m., Pacific time, on September 25, 2003, or if Exar extends the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. You may not rescind any withdrawal, and any eligible options withdrawn will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange all options before the expiration date. To re-elect to tender the withdrawn options, you must submit a new election form to Gene Robles before the expiration date by following the procedures described in these instructions. This new election form must be signed and dated after the date of your original election form and any withdrawal form you have submitted. Upon the receipt of such a new, properly filled out, signed and dated election form, any previously submitted election form or withdrawal form will be disregarded and will be considered replaced in full by the new election form. You will be bound by the last properly tendered election or withdrawal form the Company receives before the expiration date.

3. Tenders.

As more fully set forth in the offer to exchange, Exar will not accept partial tenders of options, nor may you tender only certain of your eligible options. Accordingly, you may elect to exchange all or none of your eligible options. Therefore, if you participate in this offer, you must elect to exchange all options granted to you with exercise prices equal to or greater than $26.00 per share and all options granted to you on or after February 27, 2003, regardless of exercise price.

5. Signatures on This Election Form.

If this election form is signed by the holder of the eligible options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the eligible options are subject without alteration, enlargement or any change whatsoever. If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change.

If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to Exar of the authority of that person to act in that capacity must be submitted with this election form.

6. Other Information on This Election Form.

In addition to signing this election form, you must print your name and indicate the date and time at which you signed. You must also include a current email address and your employee identification number.

7. Requests For Assistance or Additional Copies.

Any questions or requests for assistance, as well as requests for additional copies of the offer to exchange or the election or withdrawal forms may be directed to Gene Robles, at Exar Corporation, 48720 Kato Road, Fremont, CA 94538, telephone number (510) 668-7075. Copies will be furnished promptly at Exar’s expense. You may also access these documents through Exar’s website at www.exar.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

8. Irregularities.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of this election form will be determined by Exar in its discretion. Exar’s determinations shall be final and binding on all parties. The Company reserves the right to reject any or all election forms or any options elected to be exchanged that it determines not to be in proper form or the acceptance of which may, in the opinion of Exar’s counsel, be unlawful. The Company will accept all properly tendered options that are not validly withdrawn. Exar also reserves the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if any such waiver is granted, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by the Company. Unless waived, any defects or irregularities in connection with withdrawal forms must be cured within the time as Exar shall determine. Neither Exar nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice. This is a one-time offer, and Exar will strictly enforce the election period, subject only to an extension that it may grant in its discretion.

Important: The election form (or a facsimile copy of it) together with all other required documents must be received by Gene Robles, on or before 5:00 p.m., Pacific time, on September 25, 2003.

9. Additional Documents to Read.

You should be sure to read the offer to exchange and all documents referenced therein before deciding to participate in the offer.

10. Important Tax Information.

You should refer to Section 14 of the offer to exchange, which contains important U.S federal income tax information. Exar also recommends that you consult with your personal advisors before deciding whether or not to participate in this offer.

11. Acknowledgement and Waiver.

By accepting the offer, you acknowledge that: (1) your acceptance of the offer is voluntary; (2) your acceptance of the offer shall not create a right to further employment with Exar and shall not interfere with the ability of Exar to terminate your employment relationship at any time with or without cause; (3) no claim or entitlement to compensation or damages arises from the termination or diminution in value; (4) the future value of Exar’s shares is uncertain and cannot be predicted with certainty; and (5) the offer, the exchanged options and the new options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.